

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

John Matthews, Chief Executive Officer
China Stationery & Office Supply, Inc.
708 Third Avenue
New York City, NY 10017

> Re: **China Stationery & Office Supply, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 18, 2011**
> **File No. 000-49819**
> **Current Report on Form 8-K**
> **Filed January 25, 2011**
> **File No. 000-49819**

Dear Mr. Matthews:

This is to advise you that a preliminary review of your preliminary information statement filed on February 18, 2011 indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of Schedule 14C. Your preliminary information statement does not appear to contain the financial statements meeting the requirements of Regulation S-X, including financial information required by Rules 8-04 and 8-08 of Regulation S-X. For this reason, we will not perform a detailed examination of the information statement and we will not issue additional comments until these matters are reconciled. We suggest that you consider filing a substantive amendment correcting the deficiencies. Once you have done so, we will perform a more detailed review of your preliminary information statement.

We also note your Form 8-K filed January 25, 2011, which indicates that you have entered into an Agreement and Plan of Reorganization to merge with Global Arena Holding Subsidiary Corp. at a mutually agreeable time in the future. Section 2.4 of article 2 of the Agreement and Plan of Reorganization indicates that the effective date for change of control shall be deemed to be February 19, 2011. Please be aware that when a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The Form 8-K must include the information, including financial statements, which the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10. It appears you will be a shell company (as defined by Rule 12b-2 of the Exchange Act) prior to the closing of your merger Global Arena Holding Subsidiary Corp., as a result of your operating subsidiary Ningbo Binbin Stationery Co., Ltd. being sold to your former chief executive officer Wei Chenghui. Accordingly, please

John Matthews
China Stationery & Office Supply, Inc.
February 18, 2011
Page 2

confirm with us within ten business days that you will timely comply with reporting requirements described above, including providing the necessary Form 10 information, historical financial statements of Global Arena Holding Subsidiary Corp., and the required pro forma financial information.

You may contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director